EXHIBIT 99.1

ASM International N.V.

ASM International Announces Total Number of Shares

Eligible for Voting at AGM;

Court Rules No Vote on Hermes Proposals

BILTHOVEN, The Netherlands, May 21, 2008—ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) announces that a total of 38,996,653 common shares have been registered for the Annual General Meeting of Shareholders scheduled for today, May 21, 2008, in the Netherlands at 14:00 CET. Based on a total of 51,721,280 common shares outstanding that can be voted, the total number of common shares registered for voting represents 75.4% of the total common shares outstanding. Additionally, the 21,985 preferred shares have been registered, bringing the maximum number of votes to be cast at the meeting to 60,981,653.

The number of common shares outstanding has been influenced by:

1) The recent Company buyback of 2.4 million shares for approximately €32 million (excluding the potential dividend withholding tax). The repurchase is funded by the €25 million cash dividend received from ASM Pacific Technology Ltd in April 2008 with the remaining amount funded by part of the ASMPT cash dividend expected in August 2008.

2) The conversion of US$6.2 million nominal amount of the 4 1/4% convertible subordinated notes due 2011 into 0.3 million shares.

Enterprise Court Decision

The Netherlands Enterprise Court ruled yesterday that there will be no vote at today’s AGM on the Hermes proposals (Item 6 of the Agenda).

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts ASM

Erik Kamerbeek	+ 31 30 229 8500
Mary Jo Dieckhaus	+1 212 986 2900